UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2026

Northfield Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35791	80-0882592
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

581 Main Street, Suite 810, Woodbridge, New Jersey	07095
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:                  (732) 499-7200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.01 per share	NFBK	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On January 31, 2026, Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”), Columbia Financial, Inc., a newly-formed Maryland corporation (the “Holding Company”), and Columbia Bank MHC, the parent mutual holding company of Columbia Financial (the “MHC”). The Merger Agreement was unanimously approved by the Board of Directors of each of the parties.

Concurrently with the adoption of the Merger Agreement, the Boards of Directors of Columbia Financial, the Holding Company, the MHC and Columbia Bank, Columbia Financial’s wholly-owned banking subsidiary, adopted a Plan of Conversion and Reorganization (the “Plan”), pursuant to which Columbia Bank will convert from the mutual holding company form of organization to the fully-public stock holding company form of organization (the “Conversion”). The Plan provides for the sale of shares of common stock of the Holding Company, par value $0.01 per share (the “Holding Company Common Stock”), to depositors (and certain eligible borrowers) of Columbia Bank and other members of the public, and for the exchange of shares of Columbia Financial, par value $0.01 per share (the “Columbia Financial Common Stock”), held by persons other than the MHC for shares of Holding Company Common Stock, based on the appraised pro forma market value of the Holding Company, after giving effect to the merger with Northfield, as determined by an independent appraiser (such appraisal, the “Independent Valuation”). Upon the completion of the Conversion, the Holding Company will succeed to the rights and obligations of the MHC and Columbia Financial, both of which will be merged out of existence in connection with the Conversion, and become the parent holding company for Columbia Bank.

Agreement and Plan of Merger

Pursuant to the terms of the Merger Agreement and subject to the conditions set forth therein, immediately following the completion of the Conversion, Northfield will merge with and into the Holding Company (the “Merger”), with the Holding Company continuing as the surviving corporation (the “Surviving Entity”). Immediately following the completion of the Merger, the Holding Company will cause Northfield’s wholly-owned banking subsidiary, Northfield Bank, to merge with and into Columbia Bank, with Columbia Bank continuing as the surviving institution (the “Bank Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Northfield’s common stock, par value $0.01 per share (the “Northfield Common Stock”), issued and outstanding immediately prior to the Effective Time, other than certain shares held by Columbia Financial, the Holding Company, the MHC or Northfield, will be converted, at the election of the holder, into the right to receive either shares of Holding Company Common Stock (the “Stock Consideration”) or cash (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”), as follows: (i) if the final Independent Valuation, immediately prior to the completion of the Conversion (the “Final Independent Appraisal”) is less than $2.3 billion, 1.425 shares of Holding Company Common Stock (the “Merger Exchange Ratio”) or $14.25 in cash (the “Per Share Cash Consideration”); (ii) if the Final Independent Valuation is equal to or greater than $2.3 billion and less than $2.6 billion, the Merger Exchange Ratio will be increased to 1.450 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.50; or (iii) if the Final Independent Valuation is greater than $2.6 billion, the Merger Exchange Ratio will be increased to 1.465 shares of Holding Company Common Stock and the Per Share Cash Consideration will be increased to $14.65. No more than 30% of the shares of Northfield Common Stock issued and outstanding as of the Effective Time (excluding shares of Northfield Common Stock to be canceled as provided the Merger Agreement) will be converted into the aggregate Cash Consideration.

Additionally, the parties agreed that, if the valuation range of the Conversion at the midpoint of such range decreases by 20% or more from the midpoint of the preliminary valuation range (the “Preliminary Midpoint”) provided by Columbia Financial’s independent appraiser at the time of first public announcement of the Merger, (i) Columbia Financial may, in its sole discretion after consultation with its financial advisor, delay the Conversion; provided, however, such delayed Conversion must close no later than January 31, 2027; or (ii) Columbia Financial will engage in good faith negotiations to adjust the amount of the Merger Consideration taking into account such decrease from the Preliminary Midpoint.

Treatment of Northfield Equity Awards

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding equity award with respect to Northfield Common Stock will be treated as follows:

Restricted Stock: Immediately prior to the Effective Time, each share of Northfield Common Stock subject to time-based vesting that is outstanding immediately prior to the Effective Time will fully vest and be treated as an issued and outstanding share of Northfield Common Stock for purposes of the Merger Agreement.

Performance-Based Restricted Stock Units: Immediately prior to the Effective Time, each performance-vesting restricted stock unit award of Northfield will accelerate in full and fully vest, with any applicable performance-based vesting condition to be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter and be treated as an issued and outstanding share of Northfield Common Stock for purposes of the Merger Agreement.

Stock Options: Each option to purchase Northfield Common Stock (each, a “Northfield Option”) that is outstanding immediately prior to the Effective Time, will be cancelled and converted automatically into an option to purchase shares of Holding Company common stock and will continue to be subject to the same terms and conditions as applied to the Northfield Option immediately prior to the Effective Time. The number of shares of Holding Company Common Stock subject to each assumed Northfield Option will be equal to the number of shares of Northfield Common Stock subject to such Northfield Option immediately prior to the Effective Time, multiplied by the Merger Exchange Ratio, rounded down to the nearest whole share. The per share exercise price of each assumed Northfield Option will also be adjusted by dividing the per share exercise price of such Northfield Option by the Merger Exchange Ratio, rounded up to the nearest cent.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both Columbia Financial and Northfield, and each party has agreed to customary covenants, including, among others, relating to (1) the conduct of each party’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of each party to call a meeting of its stockholders to approve the Merger Agreement, and (3) Northfield’s non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of Columbia Financial and Northfield has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither Columbia Financial nor Northfield is required to take any action that would reasonably be expected to have a material adverse effect on the Surviving Entity and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative only to the size of Northfield and its subsidiaries, taken as a whole, without Columbia Financial and its subsidiaries) (a “Materially Burdensome Regulatory Condition”).

Governance

Pursuant to the Merger Agreement, as of the Effective Time, the Board of Directors of the Holding Company will be comprised of nine Columbia Financial directors and four members of the Board of Directors of Northfield, to be selected by Columbia Financial, one of whom will be Steven M. Klein, the Chairman, President and Chief Executive Officer of Northfield (the “Northfield Directors”), provided that the Northfield Directors must meet any applicable requirements or standards that may be imposed by a regulatory agency for service on the Board of Directors of the Holding Company and otherwise be reasonably acceptable to the Nominating/Corporate Governance Committee of the Board of Directors of Columbia Financial. In addition, effective as of the effective time of the Bank Merger, each of the Northfield Directors will also be appointed to the Board of Directors of Columbia Bank. Each Northfield Director will serve on each such Board of Directors for at least four years from the Effective Time.

At the Effective Time, Steven M. Klein will also be appointed as Senior Executive Vice President and Chief Operating Officer of the Holding Company and Columbia Bank.

Closing Conditions

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by Columbia Financial’s and Northfield’s stockholders, (2) authorization for listing on NASDAQ of the shares of Holding Company Common Stock to be issued in the Merger, subject to official notice of issuance, (3) effectiveness of the Registration Statement on Form S-4 for Holding Company Common Stock to be issued in the Merger, (4) the receipt of specified governmental consents and approvals required for the Merger and the Bank Merger, including from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal and (6) the consummation of the Conversion. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both Columbia Financial and Northfield and further provides that a termination fee of $23,700,000 will be payable by either Northfield or Columbia Financial, as applicable, following termination of the Merger Agreement under certain circumstances involving a third party. The Merger Agreement also provides for the payment of a termination fee of $6,000,000 by Columbia Financial following the termination of the Merger Agreement under certain circumstances.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Columbia Financial or Northfield, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Columbia Financial, Northfield, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of Columbia Financial and Northfield and also constitute a prospectus of the Holding Company, as well as in the annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings that each of Columbia Financial and Northfield make with the Securities and Exchange Commission (the “SEC”).

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, each of the directors of Northfield (the “Support Agreement Holders”) has entered into a support agreement with Columbia Financial (the “Northfield Support Agreement”) pursuant to which, among other things, each Support Agreement Holder has agreed, subject to the terms of the Northfield Support Agreement, to (i) vote the shares of Northfield Common Stock over which he or she has the sole power to vote or direct the voting thereof (collectively, the “Subject Northfield Shares”), in favor of the approval of the Merger Agreement and (ii) not transfer the Subject Northfield Shares, with certain limited exceptions. The Northfield Support Agreement will terminate upon the earlier of the termination of the Merger Agreement or the Effective Time.

Each of the directors of Columbia Financial also entered into a similar support agreement with Northfield (the “Company Support Agreement”) pursuant to which, among other things, each director of Columbia Financial has agreed to (i) vote the shares of Company Common Stock over which he or she has the sole power to vote or direct the voting thereof (the “Subject Company Shares”) in favor of the approval of the Merger Agreement and the Plan of Conversion and (ii) not transfer the Subject Company Shares, with certain limited exceptions. Columbia Financial Support Agreement will terminate upon the earlier of the termination of the Merger Agreement or the Effective Time.

The foregoing descriptions of the Northfield Support Agreement and the Columbia Financial Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Northfield Support Agreements and Columbia Financial Support Agreements, forms of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 31, 2026, Northfield and Northfield Bank, entered into a Settlement Agreement with each of Steven Klein; William Jacobs, Executive Vice President and Chief Financial Officer of Northfield and Northfield Bank; David Fasanella, Executive Vice President and Chief Lending Officer of Northfield and Northfield Bank; Robin Lefkowitz, Executive Vice President and Chief Branch Administration, Deposit Operations and Business Development Officer of Northfield and Northfield Bank; and Vickie Tomasello, Executive Vice President and Chief Risk Officer of Northfield and Northfield Bank (collectively, the “Settlement Agreements”). The Settlement Agreements provide that effective as the closing of the Merger, the executives’ employment agreements will be terminated, and the executives will not be entitled to any further payments thereunder. Further, Mr. Klein, will be subject to non-competition and non-solicitation provisions for a period of two years following his termination of employment from the Holding Company and/or Columbia Bank.   In consideration for entering into the Settlement Agreements, Mr. Klein, Mr. Jacobs, Mr. Fasanella, Ms. Lefkowitz, and Ms. Tomasello will receive lump sum payments of $5,740,307 for Mr. Klein, $1,495,734 for Mr. Jacobs, $1,414,980 for Mr. Fasanella, $1,304,747 for Ms. Lefkowitz, and $1,131,597 for Ms. Tomasello, with such amounts subject to reduction to the extent necessary to ensure an excise tax is not imposed by Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, less required tax withholdings, payable on, or immediately prior to, the closing of the Merger.

This summary of the Agreements is qualified in its entirety by reference to the full text of the Settlement Agreements, each dated January 31, 2026, copies of which are filed as Exhibits 10.3, 10.4, 10.5, 10.6 and 10.7 hereto and incorporated by reference herein.

Item 7.01	Regulation FD Disclosure

On February 2, 2026, Columbia Financial and Northfield issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of Northfield under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. Northfield does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

Item 9.01	Financial Statements and Exhibits

(d)            Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of January 31, 2026 by and among Northfield Bancorp, Inc., Columbia Financial, Inc., a Delaware corporation, Columbia Financial, Inc., a Maryland corporation and Columbia Bank MHC*

10.1	Support Agreement, dated as of January 31, 2026, by and among Columbia Financial, Inc. and each of the stockholders of Northfield Bancorp, Inc. listed on the signature pages therein

10.2	Support Agreement, dated as of January 31, 2026, by and among Northfield Bancorp, Inc. and each of the stockholders of Columbia Financial, Inc. listed on the signature pages therein

10.3	Settlement Agreement, dated as of January 31, 2026, by and among Steven Klein, Northfield Bancorp, Inc. and Northfield Bank

10.4	Settlement Agreement, dated as of January 31, 2026, by and among William Jacobs, Northfield Bancorp, Inc. and Northfield Bank

10.5	Settlement Agreement, dated as of January 31, 2026, by and among David Fasanella, Northfield Bancorp, Inc. and Northfield Bank

10.6	Settlement Agreement, dated as of January 31, 2026, by and among Robin Lefkowitz, Northfield Bancorp, Inc. and Northfield Bank

10.7	Settlement Agreement, dated as of January 31, 2026, by and among Vickie Tomasello, Northfield Bancorp, Inc. and Northfield Bank

99.1	Joint Press release dated February 2, 2026

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

*            Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Disclaimer and Caution About Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Northfield and Columbia Financial, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Northfield and Columbia Financial or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (ii) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Northfield’s and/or Columbia Financial’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all; (iii) the outcome of any legal proceedings that may be instituted against Northfield or Columbia Financial; (iv) the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Northfield and Columbia Financial operate; (v) the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; (vi) the possibility that the final appraisal of Columbia Financial conducted by RP Financial, LC will differ from the preliminary appraisal conducted by RP Financial, LC; (vii) Columbia Financial’s ability to successfully complete the Conversion; (viii) the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks; (ix) the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; (x) the diversion of management’s attention from ongoing business operations and opportunities; (xi) potential adverse reactions of Northfield’s or Columbia Financial’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (xii) a material adverse change in the financial condition of Northfield or Columbia Financial; (xiii) changes in Northfield’s or Columbia Financial’s share price before closing; (xiv) risks relating to the potential dilutive effect of shares of Columbia Financial’s common stock to be issued in the proposed transaction; (xv) general competitive, economic, political and market conditions, including the impact of any potential government shutdown; (xvi) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and (xvii) other factors that may affect future results of Northfield or Columbia Financial, including, among others, changes in asset quality and credit risk; the imposition of tariffs and any retaliatory responses; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Northfield’s, Columbia Financial’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Northfield’s, Columbia Financial’s or the combined company’s results.

Although each of Northfield and Columbia Financial believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions based on its existing knowledge of its business and operations, there can be no assurance that actual results of Northfield or Columbia Financial will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Columbia Financial’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Columbia Financial with the SEC, and in Northfield’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Northfield with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Northfield, Columbia Financial or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Northfield and Columbia Financial urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Northfield and Columbia Financial. Forward-looking statements speak only as of the date they are made and Northfield and/or Columbia Financial undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, the Holding Company intends to file with the SEC (i) a Registration Statement on Form S-4 (the “Form S-4 Registration Statement”) to register the shares of Holding Company Common Stock to be issued in connection with the Merger, which will include a joint proxy statement of Columbia Financial and Northfield and a prospectus of the Holding Company (the “Joint Proxy Statement/Prospectus”), and (ii) a Registration Statement on Form S-1 in connection with the Conversion offering. In addition each of Columbia Financial, the Holding Company and Northfield may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Columbia Financial and Northfield to seek their approval of the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF COLUMBIA FINANCIAL AND NORTHFIELD ARE URGED TO READ THE FORM S-4 REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COLUMBIA FINANCIAL, NORTHFIELD AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Columbia Financial and Northfield. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Form S-4 Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Columbia Financial, the Holding Company and Northfield, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Columbia Financial by accessing Columbia Financial’s website at https://ir.columbiabankonline.com/financials/sec-filings/default.aspx or from Northfield by accessing Northfield’s website at https://ir.enorthfield.com/financials/sec-filings/default.aspx. Copies of the Registration Statement on Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Columbia Financial Investor Relations, 19-01 Route 208 North, Fair Lawn, New Jersey 07410, or by calling (833) 550-0717, or to Northfield by directing a request to Northfield Investor Relations, 581 Main Street, Suite 810, Woodbridge, New Jersey 07095 or by calling (732) 499-7200 x2519. The information on Columbia Financial’s or Northfield’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Columbia Financial, Northfield and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Columbia Financial and Northfield in connection with the proposed transaction. Information about the interests of the directors and executive officers of Columbia Financial and Northfield and other persons who may be deemed to be participants in the solicitation of stockholders of Columbia Financial and Northfield in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.

Information about the directors and executive officers of Columbia Financial and their ownership of Columbia Financial common stock is also set forth in the definitive proxy statement for Columbia Financial’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 25, 2025 (the “Columbia 2025 Proxy Statement”) and other documents subsequently filed by Columbia Financial with the SEC. Information about the directors and executive officers of Columbia Financial, their ownership of Columbia Financial common stock, and Columbia Financial’s transactions with related persons is set forth in the sections entitled “Stock Ownership,” “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis” and “Executive Compensation,” of the Columbia 2025 Proxy Statement. To the extent holdings of Columbia Financial’s common stock by the directors and executive officers of Columbia Financial’s have changed from the amounts of Columbia Financial’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Information about the directors and executive officers of Northfield and their ownership of Northfield common stock can also be found in Northfield’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on April 14, 2025 (the “Northfield 2025 Proxy Statement”) and other documents subsequently filed by Northfield with the SEC. Information about the directors and executive officers of Northfield, their ownership of Northfield common stock, and Northfield’s transactions with related persons is set forth in the sections entitled “Voting Securities and Principal Holders Thereof,” “Corporate Governance and Board Matters,” “Executive Compensation” and “Proposal 1 – Election of Directors” of the Northfield 2025 Proxy Statement. To the extent holdings of Northfield common stock by the directors and executive officers of Northfield have changed from the amounts of Northfield common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHFIELD BANCORP, INC.

DATE: February 2, 2026	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)